Vivi Holdings, Inc.

951 Yamato Road, Suite 101

Boca Raton, Florida 33431

April 12, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Stephen Krikorian

   Mr. Morgan Youngblood

   Mr. Matthew Derby

   Ms. Barbara Jacobs

Re:        Vivi Holdings, Inc.

Withdrawal of Registration Statement on Form 10 (File No. 000-56009)

Submitted February 14, 2019

Ladies and Gentlemen:

Vivi Holdings, Inc. (the “Company”) hereby withdraws its Registration Statement on Form 10, together with all exhibits thereto (collectively, the “Form 10”), filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2019. The Company intends to withdraw the Form 10 prior to its automatic effectiveness pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended.

If you have any questions or require any further information, please contact Bruce Rosetto at 561-955-7625.

Respectfully submitted,

Vivi Holdings, Inc.

By:   /s/ José Ferreira

Name:  José Ferreira

Title:    Chief Executive Officer

cc:	José Ferreira, Chief Executive Officer of Vivi Holdings, Inc.

Bruce Rosetto, Greenberg Traurig, P.A.

Laurie Green, Greenberg Traurig, P.A.